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Exhibit 99.3

MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario)
Section 85 of the Securities Act (British Columbia)
Section 146 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 73 of the Securities Act (Québec)
Section 81 of the Securities Act (Nova Scotia)
Section 76 of The Securities Act, 1990 (Newfoundland)

ITEM 1: REPORTING ISSUER

    Celestica Inc.
    1150 Eglinton Avenue East
    Toronto, ON M3C 1H7

ITEM 2: DATE OF MATERIAL CHANGE

    January 28, 2004

ITEM 3: PRESS RELEASE

          A press release was issued on January 28, 2004 by Celestica Inc. ("Celestica") in Toronto, Ontario.

ITEM 4: SUMMARY OF MATERIAL CHANGE

          On January 28, 2004, Celestica announced that Mr. Eugene V. Polistuk, Chairman and Chief Executive Officer of Celestica for the past 10 years, has retired, effective immediately. Mr. Robert L. Crandall has been appointed to the position of Chairman of the Board.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

          On January 28, 2004, Celestica announced that Mr. Eugene V. Polistuk, chairman and chief executive officer of Celestica for the past 10 years, has retired, effective immediately. Mr. Robert L. Crandall, who has been a director of Celestica since 1998, has been appointed to the position of chairman of the board.

          The board of directors has established a search committee to select a replacement for Mr. Polistuk. Candidates from both within and outside Celestica will be considered. In the interim, Mr. Stephen W. Delaney has been appointed Chief Executive Officer. Mr. Delaney has been with Celestica since 2001, most recently as President, Americas Operations. Mr. Delaney held executive and senior management roles in operations at Visteon Automotive Systems, AlliedSignal's Electronic Systems business, Ford's Electronics division and IBM's Telecommunications division.

          Mr. J. Marvin MaGee will remain in his current position as President and Chief Operating Officer, Mr. Anthony P. Puppi will continue in his role as Executive Vice-President and Chief Financial Officer and R. Thomas Tropea will remain as Vice Chair, Worldwide Marketing and Business Development.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

    Not applicable.

ITEM 7: OMITTED INFORMATION

    Not applicable.

ITEM 8: SENIOR OFFICER

          For further information, please contact Elizabeth L. DelBianco, Chief Legal Officer of Celestica at (416) 448-4620.

ITEM 9: STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto, Ontario this 2nd day of February, 2004.

/s/ Elizabeth L. DelBianco Elizabeth L. DelBianco Chief Legal Officer

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MATERIAL CHANGE REPORT